UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 17, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
SIBANYE GOLD DECLARES SIGNIFICANT INCREASE IN MINERAL RESERVES
Westonaria, 17 February 2014: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to advise stakeholders that at 31 December 2013, its economically extractable gold Mineral Reserves have increased by 46% to 19.73Moz (net of 1.48Moz depleted from mining in 2013). This increase in Mineral Reserves will significantly enhance and extend Sibanye Gold’s Life of Mine (LOM) production profile. All of the declared Mineral Reserves are above current infrastructure.
The Mineral Resources and Mineral Reserves, have been revised taking into account, inter alia, lower operating costs, improved efficiencies and improved mining quality factors at its operations. This follows significant restructuring and the implementation of a new operating model.
Highlights include:
·  Capex maintained at approximately R3-R3.5 billion per annum.
·  Successful results from the economic and technical assessment of previously unmined areas.
·  A maiden gold and uranium Mineral Resource declared at Beisa Reef Section at the Beatrix West Section.
·  Positive results from the pre-feasibility study on the West Rand Tailings Retreatment Project and the Driefontein 1 Shaft Pillar extraction project.
The statement provided below summarises and compares Sibanye Gold’s Mineral Resources and Mineral Reserves at each of its operating mines and projects, as at 31 December 2013, with those declared at 31 December 2012, net of depletion due to normal mining activities during the relevant period.
At 31 December 2013, Sibanye Gold had total attributable gold Mineral Resources of 64.96Moz (December 2012: 74.25Moz) and gold Mineral Reserves of 19.73Moz (December 2012: 13.53Moz), net of production depletion in 2013. Total uranium Mineral Resources attributable to the Group amounts to 68.81Mlb, inclusive of 43.16Mlb uranium Mineral Reserves.

Gold Mineral Resource and Mineral Reserve summary as at 31 December 2013
Mineral Resources
Mineral Reserves
Gold
31 Dec 2013
31 Dec
2012
31 Dec 2013
31 Dec
2012
Tons
   (Mt)
Grade
     (g/t)
Gold
(Moz)
Gold
(Moz)
Tons
   (Mt)
Grade
    (g/t)
Gold
(Moz)
Gold
(Moz)
Operation and Growth
Projects
Beatrix
69.1
4.2
9.309
8.434
38.1
3.0
3.631
3.357
Driefontein
66.5
9.9
21.253
22.241
32.0
5.9
6.057
4.369
Kloof
81.0
11.6
30.378
39.836
37.9
4.9
6.023
5.804
West Rand Tailings
Retreatment Project
414.3
0.3
4.022
3.735
414.3
0.3
4.022
-
Total Sibanye Gold
Operations
630.9
3.2
64.962
74.246
522.4
1.2
19.733
13.530
Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant
Uranium Mineral Resource and Mineral Reserve summary as at 31 December 2013
Mineral Resources *
Mineral Reserves *
Uranium
31 December 2012
Dec-11
31 December 2012
Dec-11
Tons
(Mt)
Grade
(kg/t)
U
3
0
8
(Mlb)
U
3
0
8
(Mlb)
Tons
(Mt)
Grade
(kg/t)
U
3
0
8
(Mlb)
U
3
0
8
(Mlb)
Growth Projects
Beatrix (Beisa Section)
12.5
0.934
25.658
-
-
-
-
-
West Rand Tailings
Retreatment Project
406.0
0.048
43.155
-
406.0
0.048      43.155
-
Total Sibanye Gold
Operations
418.5
0.075
68.813
-
406.0
0.048      43.155
-
Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant
* No uranium resources or reserves considered in 2012
Lower pay limits resulting from operating cost reductions, improved mining quality factors and an 8% increase in the assumed gold price to R410 000/kg , allowed the inclusion of 0.93Moz of additional Mineral Reserves from secondary reefs.
A comprehensive review of all unmined areas across the operations (white areas) resulted in the inclusion of an additional 2.85Moz in the Mineral Reserves. Studies are ongoing and further additions from secondary reefs and white areas are likely in the future. A pre- feasibility study was also conducted on the safe extraction potential of the Driefontein 1 Shaft Pillar, which resulted in a further addition of a further 0.49Moz of gold to Driefontein’s Mineral Reserves. Despite the increase in Mineral Reserves, Reserve grades have been maintained at similar levels to those declared in 2013.

The total Mineral Reserves also include the addition of 4.02Moz of gold contained in Tailings Storage Facilities (TSF’s) at the Kloof and Driefontein Operations that will be mined as part of the West Rand Tailings Retreatment Project (WRTRP). A pre-feasibility study on the WRTRP (assessing the potential for extraction of gold and uranium from Sibanye Gold’s West Wits and the adjacent Cooke Operations TSF’s), was successfully concluded in 2013 and is currently the subject of a more detailed feasibility study.
Total gold Mineral Resources decreased by 13% (net of 1.80Moz production depletion), following a comprehensive review of Mineral Resources classification at the operations. This was partly offset by the inclusion of 1.14Moz gold contained in the newly declared Mineral Resources at Beisa Reef Section at Beatrix West Section.
Reconciliation of Mineral Reserves
LoM 2012
13.529
2013 Depletion (Actual)
-1.481
Post Depletion LoM
12.049
Changes in geological structure
and facies
0.145
Changes in resource estimation
models
0.100
Specific Inclusions:
Secondary Reefs 0.932
White Areas
2.849
Driefontein 1 Shaft Pillar 0.491
WRTRP (not including Cooke
reserves)
4.022
Specific exclusions:
Excluding areas below cut-
off grades, and excluding areas
towards the end of life when
shafts become uneconomic.
-0.704
Areas that were re-
classified as Rock Engineering
pillars, and areas that were
abandoned due to unacceptable
risk.
-0.100
Technical Factors -0.050
LoM 2013
3
19.733
Beatrix
The Beatrix Operation comprises three operating shafts and two processing plants. Gold Mineral Reserves at Beatrix increased by 8% to 3.63 Moz, mainly due to a 10% decrease in the overall pay limit and the inclusion of additional white areas in the new LOM plan. Gold Mineral Resources increased by approximately 0.88Moz (10%) to 9.31Moz. A 25.66Mlb uranium Mineral Resource was declared at the Beisa Section of Beatrix West Section (4 shaft) for the first time, following the successful conclusion of a concept study that investigated the economic potential of mining uranium and gold from this section.

Driefontein
The Driefontein Operation consists of seven operating shafts and three processing plants. Mineral Reserves at Driefontein increased by 1.69Moz (39%) to 6.06Moz. This increase is the result of a detailed investigation into the economic potential of white areas which were previously not considered in the LOM plans, and secondary reefs which became available following an 8% decrease in the overall pay limit. A pre-feasibility study was also concluded in 2013 on the Driefontein 1 shaft pillar, resulting in the inclusion of an additional 0.49Moz in the Mineral Reserves. Mineral Resources decreased by approximately 0.99Moz (4%) to 21.25Moz.
Kloof
The Kloof Operation consists of five operating shafts and three processing plants. Mineral Reserves at Kloof increased by 0.20Moz (4%) to 6.02Moz. This increase is mainly as a result of detailed investigation into the economic potential of white areas which were previously not considered in the LOM plans and secondary reefs which became available following an 15% decrease in the overall pay limit. Mineral Resources decreased by approximately 9.46Moz (-24%) to 30.38Moz. This decrease was due to a comprehensive review and clean-up of the Mineral Resource classification across all the shafts.
Corporate governance
The Mineral Resource and Mineral Reserve declaration at 31 December 2013 is compliant with the SAMREC Code, the updated Section 12 (Oct 2008) of the Johannesburg Stock Exchange (JSE) listing requirements and the Securities and Exchange Commission (SEC) Industry Guide 7 and is aligned to the guiding principles of the Sarbanes-Oxley (SOX) Act of 2002. This Mineral Resources and Mineral Reserves statement has been independently audited by Minxcon (Pty) Ltd (Mineral Resources) and by Royal HaskoningHDV (Mineral Reserves), and was found to comply with the relevant codes. No material shortcomings in the processes used by Sibanye Gold to evaluate the Mineral Resources and Mineral Reserves were identified.

In accordance with the SEC guidelines, historical, average trailing commodity prices over a two to three-year period are used for the declaration of Mineral Reserves, and a 10% premium to these prices used to declare Mineral Resources. Sibanye Gold has used a gold price of R410 000/kg (R380 000/kg in 2012), and a uranium price of US$60/lb for the declaration of Mineral Reserves. A gold price of R450 000/kg and uranium price of US$60/lb were used to declare Mineral Resources in its 31 December 2013 statement.
The declared Mineral Resources and Mineral Reserves are estimates at a specific point in time, and are affected by: fluctuations in the US dollar gold price; exchange rates; operating costs; granting of pending mining permits; possible changes in legislation and other operating factors. Mineral Resources are reported inclusive of Mineral Reserves. Although all regulatory permitting may not be finalised and granted at the date of declaration of the Mineral Resources and Mineral Reserves, and while recognising that schedules may be impacted by the time taken for approvals, there is no reason to expect that these will not be granted. All financial models used to determine the Mineral Reserves are based on existing South African tax regulations at 31 December 2013.
The Competent Person designated in terms of SAMREC, who takes responsibility for the reporting of Sibanye Gold’s Mineral Resources and Mineral Reserves is the current Head of Mine Planning and Mineral Resource Management for Sibanye Gold, Gerhard Janse van Vuuren [BTech (MRM); GDE (Mining Eng.); MBA; MSCoC (PLATO – No. 0243)). Mr. Janse van Vuuren has 26 years experience in the mining industry. Additional information pertaining to the teams involved in compiling the Mineral Resource and Mineral Reserve declaration is incorporated in the Mineral Resources and Mineral Reserves Supplement.
ENDS
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 17, 2014
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer